UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June, 2005

EXFO Electro-Optical Engineering Inc.

(Translation of registrant’s name into English)

400 Godin Avenue, Vanier, Quebec, Canada G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On June 28, 2005, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2005. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2005 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2005 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

By:	/s/ Germain Lamonde

Name: Germain Lamonde
Title: President and Chief Executive Officer

Date: June 30, 2005

EXFO Increases Sales and Bookings for a Seventh Consecutive Quarter

▪	Grows sales to US$26.2 million (+28.0%) and bookings to US$28.9 million (+44.9%) from same period last year

▪	Increases GAAP and pro forma net earnings*

▪	Generates 45.6% of sales from products on the market two years or less

QUEBEC CITY, CANADA, June 28, 2005—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF.SV) reported today sales and bookings growth for a seventh consecutive quarter.

Sales increased 28.0% to US$26.2 million in the third quarter ended May 31, 2005, from US$20.5 million in the third quarter of 2004 and 13.2% from US$23.1 million in the second quarter of 2005. Net bookings improved 44.9% to US$28.9 million for a book-to-bill ratio of 1.11 in the third quarter of fiscal 2005 from US$20.0 million in the same period last year and 16.4% from US$24.9 million in the second quarter of 2005.

Gross margin progressed to 56.2% of sales in the third quarter of fiscal 2005 from 52.9% in the third quarter of 2004 and 54.9% in the second quarter of 2005.

GAAP net earnings in the third quarter of fiscal 2005 totaled US$276,000, or US$0.00 per share, compared to a net loss of US$1.2 million, or US$ 0.02 per share, in the same period last year and net earnings of US$9,000, or US$0.00 per share, in the second quarter of 2005.

On a pro forma basis*, net earnings in the third quarter of fiscal 2005 amounted to US$1.8 million, or US$0.03 per share, compared to US$273,000, or US$0.00 per share, in the third quarter of 2004 and US$1.5 million, or US$0.02 per share, in the second quarter of 2005.

“Overall, our third quarter marked a solid financial performance on all fronts through increased sales and bookings for a seventh consecutive quarter, reaching respective growth rates of 33.0% and 41.2% for the first nine months of fiscal 2005, and by means of an improved gross margin and profitability,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “These results reflect our strength in the fiber access network test market and good execution of our long-term strategic plan as we remain focused on strengthening our competitive position in FTTx and IP network convergence by enabling rapid and efficient deployments of broadband networks.”

Segmented Results
(In millions of US dollars)

	Sales			Earnings (loss) from operations
	Q3 2005	Q2 2005	Q3 2004	Q3 2005	Q2 2005	Q3 2004
Business Segment
Telecom Division	$22.1	$19.4	$16.7	$0.6	$0.6	$(0.8)
Photonics and Life Sciences Division	4.1	3.7	3.8	(0.1)	(0.8)	(1.1)

Total	$26.2	$23.1	$20.5	$0.5	$(0.2)	$(1.9)

Operating Expenses

Selling and administrative expenses amounted to US$8.6 million, or 32.7% of sales, in the third quarter of fiscal 2005 compared to US$6.9 million, or 33.9% of sales, in the same period last year and US$7.7 million, or 33.4% of sales, in the second quarter of 2005.

Gross research and development expenses totaled US$4.1 million, or 15.7% of sales, in the third quarter of fiscal 2005 compared to US$4.2 million, or 20.4% of sales, in the third quarter of 2004 and US$3.8 million, or 16.5% of sales, in the second quarter of 2005.

Third-Quarter Business Highlights

▪	Market-share gains—EXFO increased sales 33.0% nine months into fiscal 2005 compared to the same period last year amidst a telecom marketplace growing in single digits. EXFO had targeted 20% sales growth at the beginning of the fiscal year.

▪	Leadership in the fiber-to-the-x (fiber-to-the-premises, fiber-to-the-node, fiber-to-the curb) test market—EXFO shipped several FTTx-related orders to a US-based, Tier-1 telecom carrier, who accounted for 30.8% of sales in the third quarter of 2005. The company also began recognizing revenue for its FTTx solutions from another Tier-1 carrier in the United States. The top three customers for EXFO in the quarter represented 38.1% of sales.

▪	Profitability—EXFO reached GAAP break-even for a second consecutive quarter and was profitable on a pro forma basis* for the fourth time in the last five quarters. After nine months into fiscal 2005, the company has delivered pro forma net earnings of US$2.5 million, or US$0.04 per share, while its stated goal for the fiscal year is break-even on a pro forma basis.

▪	Market-driven innovation—EXFO released a new software suite for its highly acclaimed Packet Blazer™ Gigabit Ethernet tester, which is designed for remote Ethernet testing and commissioning applications. Subsequent to the quarter-end, the company launched a 10 Gigabit Ethernet test solution for network commissioning and quality assurance requirements. Sales of new products that have been on the market two years or less accounted for 45.6% of sales in the third quarter of 2005 and 44.7% for the first nine months of fiscal 2005, while the company’s stated goal is 45.0% for the fiscal year.

Business Outlook

EXFO forecasts sales between US$23.0 million and US$26.0 million and GAAP net earnings (loss) between a net loss of US$0.02 per share and net earnings of US$0.01 per share for the fourth quarter of fiscal 2005. Excluding stock-based compensation costs, amortization of intangible assets, restructuring charges and other unusual items, the company expects to report pro forma net earnings between US$0.00 per share and US$0.03 per share.

Conference Call and Webcast

EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the third quarter of fiscal 2005. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9726. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available until July 5, 2005. The replay number is 1-416-695-5275. The audio Webcast of the conference call will also be available on EXFO’s Website at www.exfo.com, under the Investors section.

Reconciliation of pro forma net earnings (loss) with GAAP net earnings (loss)

* Pro forma net earnings (loss) represent net earnings (loss) excluding stock-based compensation costs, amortization of intangible assets, restructuring charges and an unusual tax recovery. All figures are in thousands of US dollars except per share data.

Actual Results

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2005	May 31, 2005	May 31, 2004	May 31, 2004
	(unaudited)
Net earnings (loss) in accordance with GAAP	$276	$(2,088)	$(1,188)	$(6,081)

Pro forma adjustments:
Stock-based compensation costs	294	675	200	289
Amortization of intangible assets	1,191	3,638	1,261	3,837
Restructuring charges	38	292	—	—
Unusual tax recovery	—	—	—	(1,406)

Pro forma net earnings (loss)	$1,799	$2,517	$273	$(3,361)

Basic and diluted net earnings (loss) per share in accordance with GAAP	$—	$(0.03)	$(0.02)	$(0.09)

Basic and diluted pro forma net earnings (loss) per share	$0.03	$0.04	$—	$(0.05)

Outlook

	Three months ending
	August 31, 2005
	(unaudited)
Basic and diluted net earnings (loss) per share in accordance with GAAP	From	$(0.02)	To	$0.01

Pro forma adjustments:
Stock-based compensations costs		0.00		0.00
Amortization of intangible assets		0.02		0.02
Restructuring charges		0.00		0.00

Basic and diluted pro forma net earning per share	From	$0.00	To	$0.03

EXFO discloses pro forma financial data in order to provide supplemental information regarding its results of operations and to enhance investors’ overall understanding of its core financial performance and its prospects for the future. EXFO believes that investors benefit from seeing its results through the eyes of management in addition to seeing the GAAP information. This non-GAAP information facilitates management’s comparison of current results with the company’s historical results of operations and strategic plan and with those of its peers. This information is not in accordance with, or an alternative to, GAAP and and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net earnings (loss). As a result, EXFO’s pro forma net earnings (loss) may not be comparable to similarly titled measures reported by other companies.

About EXFO

EXFO is a recognized test and measurement expert in the global telecommunications industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents the company’s main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO’s strongest competitive advantages is its PC/Windows-based modular platforms that host a wide range of tests across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in the life sciences and high-precision assembly sectors. For more information about EXFO, visit www.exfo.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including economic uncertainty; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales with a single customer; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Assets

Current assets
Cash	$3,957	$5,159
Short-term investments	96,739	83,969
Accounts receivable
Trade, less allowance for doubtful accounts of $361 ($510 as at August 31, 2004)	13,926	12,080
Other	1,593	1,532
Income taxes and tax credits recoverable	3,275	7,836
Inventories (note 4)	19,428	15,371
Prepaid expenses	1,308	1,513

	140,226	127,460

Income taxes and tax credits recoverable	460	449

Property, plant and equipment	13,768	15,442

Long-lived asset held for sale	1,600	1,600

Intangible assets	6,454	9,447

Goodwill	19,359	18,393

	$181,867	$172,791

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	$12,819	$11,393
Deferred revenue	1,409	805
Current portion of long-term debt	122	121

	14,350	12,319

Deferred revenue	1,456	1,123

Deferred grants	1,779	1,690

Long-term debt	242	332

	17,827	15,464

Contingency (note 8)

Shareholders’ Equity

Share capital	521,857	521,733
Contributed surplus	2,661	1,986
Cumulative translation adjustment	21,822	13,820
Deficit	(382,300)	(380,212)

	164,040	157,327

	$181,867	$172,791

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2005	May 31, 2005	May 31, 2004	May 31, 2004
Sales	$26,180	$70,912	$20,456	$53,298

Cost of sales (1,2)	11,478	32,134	9,637	24,980

Gross margin	14,702	38,778	10,819	28,318

Operating expenses
Selling and administrative (1)	8,569	23,710	6,927	19,543
Net research and development (1) (note 6)	3,342	8,903	3,321	9,642
Amortization of property, plant and equipment	1,053	3,245	1,198	3,814
Amortization of intangible assets	1,191	3,638	1,261	3,837
Restructuring charges (note 3)	38	292	—	—

Total operating expenses	14,193	39,788	12,707	36,836

Earnings (loss) from operations	509	(1,010)	(1,888)	(8,518)

Interest and other income	617	1,966	398	1,068
Foreign exchange gain (loss)	(57)	(829)	167	124

Earnings (loss) before income taxes	1,069	127	(1,323)	(7,326)

Income taxes (note 7)	793	2,215	(135)	(1,245)

Net earnings (loss) for the period	$276	$(2,088)	$(1,188)	$(6,081)

Basic and diluted net earnings (loss) per share	$—	$(0.03)	$(0.02)	$(0.09)

Basic weighted average number of shares outstanding (000’s)	68,552	68,514	68,409	65,211

Diluted weighted average number of shares outstanding (000’s) (note 10)	68,969	68,977	68,991	65,820

(1)	Stock-based compensation costs included in:

Cost of sales	$44	$101	$29	$37
Selling and administrative	190	442	115	174
Net research and development	60	132	56	78

	$294	$675	$200	$289

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Deficit
and Contributed Surplus

(in thousands of US dollars)

Deficit

	Nine months ended
	May 31,
	2005	2004
Balance – Beginning of period	$(380,212)	$(371,788)

Add
Net loss for the period	(2,088)	(6,081)

Balance – End of period	$(382,300)	$(377,869)

Contributed surplus

	Nine months ended
	May 31,
	2005	2004
Balance – Beginning of period	$1,986	$1,519

Add
Premium on resale of share capital	—	10
Stock-based compensation costs	675	289

Balance – End of period	$2,661	$1,818

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2005	May 31, 2005	May 31, 2004	May 31, 2004
Cash flows from operating activities
Net earnings (loss) for the period	$276	$(2,088)	$(1,188)	$(6,081)
Add (deduct) items not affecting cash
Discount on short-term investments	(57)	263	29	361
Stock-based compensation costs	294	675	200	289
Amortization	2,244	6,883	2,459	7,651
Deferred revenue	184	844	503	1,286
Deferred grants	—	—	(3)	(215)

	2,941	6,577	2,000	3,291

Change in non-cash operating items
Accounts receivable	(1,129)	(1,220)	(2,398)	(2,171)
Income taxes and tax credits	2,813	5,073	295	(1,621)
Inventories	(1,367)	(3,315)	687	(281)
Prepaid expenses	(110)	286	(194)	(256)
Accounts payable and accrued liabilities	686	1,063	215	276

	3,834	8,464	605	(762)

Cash flows from investing activities
Additions to short-term investments	(200,308)	(488,955)	(259,832)	(506,744)
Proceeds from disposal of short-term investments	196,589	479,862	260,230	478,739
Additions to property, plant and equipment and intangible assets	(403)	(1,226)	(238)	(814)

	(4,122)	(10,319)	160	(28,819)

Cash flows from financing activities
Repayment of long-term debt	(31)	(89)	(28)	(80)
Net proceeds of offering	—	—	—	29,164
Share issue expenses	(6)	(6)	(5)	(171)
Exercise of stock options	31	130	28	246
Redemption of share capital	—	—	—	(3)
Resale of share capital	—	—	—	13

	(6)	35	(5)	29,169

Effect of foreign exchange rate changes on cash	(7)	618	(20)	(648)

Change in cash	(301)	(1,202)	740	(1,060)

Cash – Beginning of period	4,258	5,159	3,566	5,366

Cash – End of period	$3,957	$3,957	$4,306	$4,306

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Interim financial information

The financial information as at May 31, 2005, and for the three- and nine-month periods ended May 31, 2004 and 2005, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2	New accounting standards and pronouncements

On September 1, 2004, the company prospectively adopted the Canadian Institute of Chartered Accountants (CICA) handbook Sections 1100 and 1400, “Generally Accepted Accounting Principles” and “General Standards of Financial Statement Presentation”. Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of “industry practice” in applying GAAP. The adoption of these new standards had no impact on the financial statements of the company.

Furthermore, in January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income” and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007 and has not yet determined the impact they will have on its financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3	Restructuring charges

During the three- and nine-month periods ended May 31, 2005, the company incurred $38,000 and $482,000 respectively, for the consolidation of the Photonics and Life Sciences Division. This consolidation process is completed and the company has incurred charges of $2,515,000 so far in relation to this process. In addition, during the nine months ended May 31, 2005, the company recorded adjustments of $190,000 to the fiscal 2003 plan because actual charges were lower than expected.

     Changes in the restructuring charges payable are as follows:

	Balance as at				Balance as at
	August 31,				May 31,
	2004	Additions	Payments	Adjustments	2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Fiscal 2004 plan

Severance expenses	$467	$83	$(512)	$—	$38
Other	—	399	(399)	—	—

	467	482	(911)	—	38

Fiscal 2003 plan

Severance expenses	109	—	(77)	(32)	—
Exited leased facilities	386	—	(220)	(7)	159
Other	197	—	(23)	(151)	23

	692	—	(320)	(190)	182

Fiscal 2001 plan

Exited leased facilities	10	—	(10)	—	—

Total for all plans (note 5)	$1,169	$482	$(1,241)	$(190)	$220

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4.	Inventories

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Raw materials	$10,047	$7,244
Work in progress	1,699	1,370
Finished goods	7,682	6,757

	$19,428	$15,371

5	Accounts payable and accrued liabilities

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Trade	$5,220	$4,484
Salaries and social benefits	4,967	3,932
Restructuring charges (note 3)	220	1,169
Tax on capital	895	526
Warranty	628	390
Other	889	892

	$12,819	$11,393

Changes in the warranty provision are as follows:

	Nine months ended May 31,
	2005	2004
	(unaudited)
Balance — Beginning of period	$390	$687
Provision	639	407
Settlement	(401)	(732)

Balance — End of period	$628	$362

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6	Net research and development expenses

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2005	May 31, 2005	May 31, 2004	May 31, 2004
	(unaudited)		(unaudited)
Gross research and development expenses	$4,113	$11,732	$4,176	$12,035
Research and development tax credits and grants	(771)	(2,829)	(855)	(2,393)

	$3,342	$8,903	$3,321	$9,642

7	Income taxes

During the three- and nine-month periods ended May 31, 2005, the company recorded income taxes of $793,000 and $2,215,000, respectively, representing income taxes payable in some specific tax jurisdictions, which, at the Canadian federal level, are reduced by research and development tax credits that are recorded against gross research and development expenses.

Since fiscal 2003, the company has been recording a full valuation allowance against its future income tax assets because it is more likely than not that these assets will not be recovered. This caused its income tax rate to be distorted in relation to its pre-tax accounting income.

8	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company’s insurance carriers.

On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. If the parties are able to agree upon the required modifications, and such modifications are acceptable to the court, notice will be given to all class members of the settlement, a “fairness” hearing will be held and if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2005.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9.	Stock-based compensation plans

During the three months ended February 28, 2005, the company amended its stock option plan to include the award of Restricted Stock Units (RSUs). Each RSU entitles employees to receive one subordinate voting share without consideration on the vesting dates established by the Board of Directors of the company, subject to a minimum term of three years and a maximum term of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant.

Furthermore, during the same period, the company established a Deferred Stock Unit (DSUs) plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company.

During the nine months ended May 31, 2005, the company granted 176,185 RSUs and 17,892 DSUs. These awards have been accounted for in the financial statements using the fair value-based method.

10	Earnings (loss) per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2005	May 31, 2005	May 31, 2004	May 31, 2004
	(unaudited)		(unaudited)
Basic weighted average number of shares outstanding (000’s)	68,552	68,514	68,409	65,211
Dilutive effect of stock options (000’s)	392	432	515	508
Dilutive effect of restricted stock awards (000’s)	—	22	67	101
Dilutive effect of deferred stock units (000’s)	11	4	—	—
Dilutive effect of restricted stock units (000’s)	14	5	—	—

Diluted weighted average number of shares outstanding (000’s)	68,969	68,977	68,991	65,820

Stock options excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	2,099	2,016	2,248	2,109

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The diluted loss per share for the periods ended May 31, 2004, and the nine months ended May 31, 2005, was the same as the basic loss per share since the dilutive effect of stock options, restricted stock awards, restricted stock units and deferred stock units should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

11	Segment information

The company is organized under two reportable segments: the Telecom Division and the Photonics and Life Sciences Division. The Telecom Division offers integrated test solutions to network service providers, system vendors and component manufacturers throughout the global telecommunications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired core telecom technologies for high-tech industrial manufacturing and research markets.

The following tables set out information by segment:

	Three months ended May 31, 2005			Nine months ended May 31, 2005
		Photonics			Photonics
		and Life			and Life
	Telecom	Sciences		Telecom	Sciences
	Division	Division	Total	Division	Division	Total
		(unaudited)			(unaudited)
Sales	$22,046	$4,134	$26,180	$58,946	$11,966	$70,912
Earnings (loss) from operations	$645	$(136)	$509	$240	$(1,250)	$(1,010)
Unallocated items:
Interest and other income			617			1,966
Foreign exchange loss			(57)			(829)

Earnings before income taxes			1,069			127
Income taxes			793			2,215

Net earnings (loss) for the period			$276			$(2,088)

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Three months ended May 31, 2004			Nine months ended May 31, 2004
		Photonics			Photonics
		and Life			and Life
	Telecom	Sciences		Telecom	Sciences
	Division	Division	Total	Division	Division	Total
	(unaudited)			(unaudited)
Sales	$16,624	$3,832	$20,456	$42,106	$11,192	$53,298
Loss from operations	$(772)	$(1,116)	$(1,888)	$(5,616)	$(2,902)	$(8,518)
Unallocated items:
Interest and other income			398			1,068
Foreign exchange gain			167			124

Loss before income taxes			(1,323)			(7,326)
Income taxes			(135)			(1,245)

Net loss for the period			$(1,188)			$(6,081)

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Total assets
Telecom Division	$62,957	$59,463
Photonics and Life Sciences Division	14,479	15,915
Unallocated assets	104,431	97,413

	$181,867	$172,791

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

12	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of net earnings (loss) to conform to U.S. GAAP

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31, 2005	May 31, 2005	May 31, 2004	May 31, 2004
	(unaudited)		(unaudited)
Net earnings (loss) for the period in accordance with Canadian GAAP	$276	$(2,088)	$(1,188)	$(6,081)
Stock-based compensation costs related to stock-based compensation plans	—	—	(601)	(776)
Unrealized losses on forward exchange contracts	(431)	(891)	(511)	(256)

Net loss for the period in accordance with U.S. GAAP	(155)	(2,979)	(2,300)	(7,113)

Other comprehensive income (loss)
Unrealized gains (losses) on forward exchange contracts	(908)	293	364	364
Foreign currency translation adjustment	(2,431)	7,531	(3,276)	72

Comprehensive income (loss)	$(3,494)	$4,845	$(5,212)	$(6,677)

Basic and diluted net loss per share in accordance with U.S. GAAP	$—	$(0.04)	$(0.03)	$(0.11)

Shareholders’ equity

As a result of the aforementioned adjustments to net earnings (loss) and other comprehensive income (loss), significant differences with respect to shareholders’ equity under U.S. GAAP are as follows:

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Share capital

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Share capital in accordance with Canadian GAAP	$521,857	$521,733
Stock-based compensation costs related to stock purchase plan
Current period	—	(47)
Cumulative effect of prior periods	2,356	2,403
Reclassification from other capital upon exercise of restricted stock awards
Current period	1,213	1,784
Cumulative effect of prior periods	6,636	4,852
Shares issued upon business combinations
Cumulative effect of prior periods	65,584	65,584

Share capital in accordance with U.S. GAAP	$597,646	$596,309

Deferred stock-based compensation costs

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Deferred stock-based compensation costs in accordance with Canadian GAAP	$—	$—
Stock-based compensation costs related to stock-based compensation plans
Current period	(1,703)	(1,463)
Cumulative effect of prior periods	(31,039)	(29,576)
Amortization for the period
Current period	621	1,718
Cumulative effect of prior periods	14,813	13,095
Reduction of stock-based compensation costs
Current period	34	84
Cumulative effect of prior periods	15,287	15,203

Deferred stock-based compensation costs in accordance with U.S. GAAP	$(1,987)	$(939)

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Other capital

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Other capital in accordance with Canadian GAAP	$—	$—
Stock-based compensation costs related to stock-based compensation plans
Current period	1,703	1,463
Cumulative effect of prior periods	28,357	26,894
Reduction of stock-based compensation costs
Current period	(56)	(439)
Cumulative effect of prior periods	(17,052)	(16,613)
Reclassification to share capital upon exercise of restricted stock awards
Current period	(1,213)	(1,784)
Cumulative effect of prior periods	(6,636)	(4,852)

Other capital in accordance with U.S. GAAP	$5,103	$4,669

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deficit

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Deficit in accordance with Canadian GAAP	$(382,300)	$(380,212)
Stock-based compensation costs related to stock-based compensation plans
Current period	—	(867)
Cumulative effect of prior periods	(12,273)	(11,406)
Unrealized gains (losses) on forward exchange contracts, net of income taxes
Current period	(891)	(280)
Cumulative effect of prior periods	1,171	1,451
Change in reporting currency
Cumulative effect of prior periods	1,016	1,016
Future income taxes on acquired in-process R&D
Cumulative effect of prior periods	(1,380)	(1,380)
Amortization of intangible assets, net of income taxes
Cumulative effect of prior periods	712	712
Write-down of goodwill and intangible assets, net of income taxes
Cumulative effect of prior periods	(55,225)	(55,225)
Valuation allowance on future income tax assets
Cumulative effect of prior periods	(252)	(252)
Amortization of goodwill
Cumulative effect of prior periods	(17,716)	(17,716)

Deficit in accordance with U.S. GAAP	$(467,138)	$(464,159)

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accumulated other comprehensive income

	As at	As at
	May 31,	August 31,
	2005	2004
	(unaudited)
Accumulated other comprehensive income in accordance with Canadian GAAP	$—	$—
Foreign currency translation adjustment
Current period	7,531	5,969
Cumulative effect of prior periods	11,188	5,219
Unrealized gains on forward exchange contracts
Current period	293	689
Cumulative effect of prior periods	689	—

Accumulated other comprehensive income in accordance with U.S. GAAP	$19,701	$11,877

Balance sheets

The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

	As at May 31, 2005		As at August 31, 2004
	As reported	U.S. GAAP	As reported	U.S. GAAP
	(unaudited)
Goodwill
Cost	$95,493	$104,045	$93,967	$102,138
Accumulated amortization	(76,134)	(95,240)	(75,574)	(93,753)

	$19,359	$8,805	$18,393	$8,385

Shareholders’ equity
Share capital	$521,857	$597,646	$521,733	$596,309
Contributed surplus	2,661	1,537	1,986	1,537
Cumulative translation adjustment	21,822	—	13,820	—
Deficit	(382,300)	(467,138)	(380,212)	(464,159)
Deferred stock-based compensation costs	—	(1,987)	—	(939)
Other capital	—	5,103	—	4,669
Accumulated other comprehensive income	—	19,701	—	11,877

	$164,040	$154,862	$157,327	$149,294

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Research and development tax credits

During the three- and nine-month periods ended May 31, 2004 and 2005, net research and development expenses under Canadian GAAP included tax credits that are refundable against income taxes payable of $481,000, $1,323,000, $440,000 and $1,633,000, respectively. Under U.S. GAAP, these credits would have been recorded in the income taxes. This difference had no impact on the net loss and net loss per share figures for the reporting periods under U.S. GAAP.

Statements of cash flows

For the three- and nine-month periods ended May 31, 2004 and 2005, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

New accounting standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Position (SFAS) 151, “Inventory Costs”, an amendment to ARB No. 43, Chapter 4. The amendments made by SFAS 151 will improve financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will adopt this new statement on September 1, 2005, and does not expect this to have a significant impact on its financial statements.

On September 1, 2003, the company prospectively adopted SFAS 123, “Accounting for Stock-Based Compensation”, under the revised transition provisions of SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP. As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same for awards granted after September 1, 2003.

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”. This Statement supersedes ABP 25, “Accounting for Stock Issued to Employees” and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company will adopt this Statement on September 1, 2005, and has not yet determined the impact its adoption will have on its financial statements.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

     This discussion and analysis may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward- looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors, including economic uncertainty, capital spending levels in the telecommunications and high-tech industrial manufacturing sectors, fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, the quick adaptation of our cost structures to align with anticipated levels of business, the management of our inventory levels according to market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; the concentration of sales; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and our operations are detailed in our Annual Report, on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commission. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this document.

     The following discussion and analysis of financial condition and results of operations is dated June 28, 2005.

     All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

     Access network deployments in the United States remained a primary growth driver in the global telecommunications industry during the third quarter of fiscal 2005. Leading U.S. telecom carriers (telcos) continued significant deployments of fiber deeper into access networks in order to provide consumers with increased bandwidth and services. These carriers, along with a number of Tier-II and Tier-III players, have opted for an assortment of deployment strategies including fiber-to-the-premises (FTTP), fiber-to-the-node (FTTN), or fiber-to-the-curb (FTTC), depending on their respective network architectures.

     Leading U.S. telcos are accelerating spending on fiber deployments in access networks because they are embroiled in a market war with cable companies (cablecos) to offer bundled voice, data and video services to consumers in preparation for the migration to converged, Internet protocol (IP)-based networks. Consequently, wireline capital expenditures are expected to increase moderately in calendar year 2005, despite consolidation announcements in the industry.

     While fiber deployments in access networks are mainly a North American trend (with the exception of Japan and Korea), the shift to converged IP networks is expected to be a worldwide phenomenon. Telecom operators, on a global basis, are increasingly turning to a single, IP-based network architecture in order to deliver increased services at drastically reduced costs.

     These key market trends affected multiple segments of the global telecommunications supply chain in 2005. System manufacturers benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw incremental demand for optical components that support IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx (FTTP, FTTN, FTTC) applications.

COMPANY OVERVIEW

     Sales reached $26.2 million in the third quarter of fiscal 2005, of which 30.8% was attributed to a U.S.-based, Tier-1 telecom carrier and 38.1% was shipped to our top three customers. For the first nine months of fiscal 2005, sales to the Tier-1 customer amounted to 25.9% of our global sales. We believe this sales concentration is largely due to our leadership position in the FTTx test market. We also began selling our FTTx test solutions to a second Tier-1, U.S.-based carrier in the third quarter of 2005.

     In addition, we also reported GAAP net earnings for a second consecutive quarter with net earnings of $276,000 in the third quarter, compared to net earnings of $9,000 in the second quarter of fiscal 2005. Prior to that, we had not reported GAAP profitability since the second quarter of fiscal 2001.

     In the first nine months of fiscal 2005, we launched 13 new products, including a new software suite for remote Ethernet testing and commissioning applications; an all-band component analyzer for FTTx and coarse wavelength-division multiplexing (CWDM) applications in the manufacturing/R&D market; a next-generation SONET/SDH analyzer for testing data-centric IP networks; a Gigabit Ethernet test solution with voice-over-IP (VoIP) test capabilities; a suite of three handheld test instruments for the installation and maintenance market; and an optical spectrum analyzer (OSA) for CWDM applications in metro and access networks. Subsequent to the end of the third quarter, we released a 10 Gigabit Ethernet test solution for ensuring quality of service at such transmission rates.

     During the third quarter of fiscal 2005, EXFO was named recipient of the 2005 Growth Strategy Leadership Award by Frost & Sullivan, a leading market research firm in the telecommunications test sector. The award is presented annually to the company whose visionary growth strategy generates the largest market-share gains in the global fiber-optic test equipment market in the previous year. Based on a report by Frost & Sullivan, we increased our market share from 8.4% in fiscal 2003 to 10.4% in 2004. This marked the second consecutive year that we have earned this industry award.

     In the first nine months of fiscal 2005, we recorded a foreign exchange loss of $829,000, or $0.01 per share, due to the significant increase in the value of the Canadian dollar compared to the US dollar that mainly occurred in the first quarter of the year. In addition to this foreign exchange loss, our P&L line items of 2005 were also negatively affected by this appreciation of the Canadian dollar as a significant portion of our expenses are incurred in Canadian dollars and we report our results in US dollars.

     During the third quarter of fiscal 2005, we have completed the consolidation of our Photonics and Life Sciences Division. During that quarter, we recorded $38,000 in restructuring expenses for that consolidation process, in addition to the $444,000 incurred in the first half of 2005. So far, we have sustained $2.5 million in restructuring and other charges since the fourth quarter of 2004 in conjunction with this consolidation process.

     Finally, during the third quarter of fiscal 2005, we performed our annual impairment test for goodwill and reviewed the carrying value of certain acquired intangible assets for impairment. Based on our impairment tests, we concluded that goodwill and these intangible assets were not impaired.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

     For a complete description of our strategy and the related key performance indicators as well as our capability to deliver results, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following points detail the changes in critical accounting policies that have occurred since our most recent Annual Report:

     On September 1, 2004, we prospectively adopted the following new Canadian Institute of Chartered Accountants (CICA) handbook sections:

•	Section 1100, “Generally Accepted Accounting Principles’’

•	Section 1400, “General Standards of Financial Statement Presentation”

     Furthermore, in January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income” and Section 3251, “Equity”.

     Please refer to note 2 to our interim consolidated financial statements for further information about these new standards and their impact on our financial statements.

RESULTS OF OPERATIONS

     The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended May 31, 2004 and 2005, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 12 to our interim consolidated financial statements. Our functional currency is the Canadian dollar although we report our financial statements in US dollars. The following tables set forth certain interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	May 31, 2005	May 31, 2004	May 31, 2005	May 31, 2004
	(unaudited)		(unaudited)
Sales	$26,180	$20,456	$70,912	$53,298
Cost of sales	11,478	9,637	32,134	24,980

Gross margin	14,702	10,819	38,778	28,318

Operating expenses
Selling and administrative	8,569	6,927	23,710	19,543
Net research and development	3,342	3,321	8,903	9,642
Amortization of property, plant and equipment	1,053	1,198	3,245	3,814
Amortization of intangible assets	1,191	1,261	3,638	3,837
Restructuring charges	38	—	292	—

Total operating expenses	14,193	12,707	39,788	36,836

Earnings (loss) from operations	509	(1,888)	(1,010)	(8,518)
Interest and other income	617	398	1,966	1,068
Foreign exchange gain (loss)	(57)	167	(829)	124

Earnings (loss) before income taxes	1,069	(1,323)	127	(7,326)
Income taxes	793	(135)	2,215	(1,245)

Net earnings (loss) for the period	$276	$(1,188)	$(2,088)	$(6,081)

Basic and diluted net earnings (loss) per share	$—	$(0.02)	$(0.03)	$(0.09)

Segment information:
Sales:
Telecom Division	$22,046	$16,624	$58,946	$42,106
Photonics and Life Sciences Division	4,134	3,832	11,966	11,192

	$26,180	$20,456	$70,912	$53,298

Earnings (loss) from operations:
Telecom Division	$645	$(772)	$240	$(5,616)
Photonics and Life Sciences Division	(136)	(1,116)	(1,250)	(2,902)

	$509	$(1,888)	$(1,010)	$(8,518)

Research and development data:
Gross research and development	$4,113	$4,176	$11,732	$12,035
Net research and development	$3,342	$3,321	$8,903	$9,642

Other consolidated statements of earnings data: (1)
Pro forma net earnings (loss)	$1,799	$273	$2,517	$(3,361)
Basic and diluted pro forma net earnings (loss) per share	$0.03	$—	$0.04	$(0.05)

(1)	Net earnings (loss) excluding stock-based compensation costs, amortization of intangible assets, restructuring charges as well as an unusual tax recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to the Pro forma section included further in this document.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	May 31, 2005	May 31, 2004	May 31, 2005	May 31, 2004
	(unaudited)		(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	43.8	47.1	45.3	46.9

Gross margin	56.2	52.9	54.7	53.1

Operating expenses
Selling and administrative	32.7	33.9	33.4	36.7
Net research and development	12.8	16.2	12.6	18.1
Amortization of property, plant and equipment	4.0	5.8	4.6	7.1
Amortization of intangible assets	4.6	6.2	5.1	7.2
Restructuring charges	0.1	—	0.4	—

Total operating expenses	54.2	62.1	56.1	69.1

Earnings (loss) from operations	2.0	(9.2)	(1.4)	(16.0)
Interest and other income	2.3	1.9	2.8	2.0
Foreign exchange gain (loss)	(0.2)	0.8	(1.2)	0.3

Earnings (loss) before income taxes	4.1	(6.5)	0.2	(13.7)
Income taxes	3.0	(0.7)	3.1	(2.3)

Net earnings (loss) for the period	1.1%	(5.8)%	(2.9)%	(11.4)%

Segment information:
Earnings (loss) from operations:
Telecom Division	2.5%	(3.8)%	0.4%	(10.5)%
Photonics and Life Sciences Division	(0.5)	(5.4)	(1.8)	(5.5)

	2.0%	(9.2)%	(1.4)%	(16.0)%

Research and development data:
Gross research and development	15.7%	20.4%	16.5%	22.6%
Net research and development	12.8%	16.2%	12.6%	18.1%

Other consolidated statements of earnings data: (1)
Pro forma net earnings (loss)	6.9%	1.3%	3.5%	(6.3)%

(1) Net earnings (loss) excluding stock-based compensation costs, amortization of intangible assets, restructuring charges as well as an unusual tax recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to the Pro forma section included further in this document.

SALES

     For the three months ended May 31, 2005, our global sales increased 28.0% to $26.2 million from $20.5 million for the same period last year, with an 84%-16% split in favor of our Telecom Division.

     For the nine months ended May 31, 2005, our global sales increased 33.0% to $70.9 million from $53.3 million for the same period last year, with an 83%-17% split in favor of our Telecom Division.

Telecom Division

     For the three months ended May 31, 2005, sales of our Telecom Division increased 32.6% to $22.1 million from $16.7 million for the same period last year.

     For the nine months ended May 31, 2005, sales of our Telecom Division increased 40.0% to $58.9 million from $42.1 million for the same period last year.

     Since the second half of fiscal 2004, we have benefited from an increased demand for our test solutions following the deployment of fiber deeper into access networks (FTTP, FTTC and FTTN), in particular from a Tier-1 NSP customer, who accounted for 30.8% of our telecom sales in the third quarter of fiscal 2005 and 25.9% of our sales for the nine months ended May 31, 2005. In addition, the positive spending environment helped us increase our sales for these periods.

     A select suite of our products have been certified with this Tier-1 NSP customer, but there are no minimal purchase requirements agreed upon. As a result, orders can fluctuate significantly on a quarterly basis, depending on the carrier’s deployment needs, products requirements and schedule.

Photonics and Life Sciences Division

     For the three months ended May 31, 2005, sales of our Photonics and Life Sciences Division increased 7.9% to $4.1 million from $3.8 million for the same period last year.

     For the nine months ended May 31, 2005, sales of our Photonics and Life Sciences Division increased 6.9% to $12.0 million from $11.2 million for the same period last year.

     The increase in sales during these periods is mainly due to market-share gain in the illumination market as well as increased sales activities in the curing market year-over-year.

     Overall, for the two divisions, net accepted orders increased 44.5% to $28.9 million in the third quarter of fiscal 2005 from $20.0 million for the same period last year. The improvement in the telecommunications market environment, the increased demand for our test solutions for FTTx applications as well as market-share gains in the telecommunications and life sciences markets helped us increase our bookings year-over-year. Based on a report by Frost & Sullivan, in 2004, we increased our market share by 200 basis points compared to 2003. Our net book-to-bill ratio rose to 1.11 in the third quarter of 2005, from 0.98 for the same period last year. In the previous quarter, the net book-to-bill ratio reached 1.07.

Geographic distribution

     For the three months ended May 31, 2005, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 69%, 22% and 9% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 65%, 20% and 15% of global sales, respectively. Our sales to the Americas, which increased 35% year-over-year, benefited from the recent deployments of fiber deeper in the access networks (mainly in the United States). Our sales to EMEA increased more significantly (40%) year-over-year, mainly due to market-share gains in both divisions, following our efforts to develop this market. Our sales to APAC decreased 22% year-over-year. Most of our sales to this market are made through tenders that may vary in number and importance from quarter to quarter. Also, the competitive landscape in this market led to pricing pressure, which reduced our sales quarter-over-quarter.

     For the nine months ended May 31, 2005, sales to the Americas, EMEA and APAC accounted for 68%, 20% and 12% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 66%, 18% and 16% of global sales, respectively.

     Through our two divisions, we sell our products to a broad range of customers, including network service providers, optical component and system manufacturers, as well as high-tech industrial manufacturers and research and development laboratories. During the three months ended May 31, 2005, we had a high amount of sales to a single customer that accounted for 30.8% of our total sales and our top three customers accounted for 38.1% of our sales. For the corresponding period last year, the same single customer accounted for 25.7% of our sales and our top three customers accounted for 32.9% of our sales. For the nine months ended May 31, 2005, the single customer accounted for 25.9% of our total sales and our top three customers accounted for 30.9% of our sales. For the corresponding period last year, the single customer accounted for 14.0% of our sales and our top three customers accounted for 21.6% of our sales.

     Considering the sales level and the net book-to-bill ratio reached so far in fiscal 2005 as well as the benefits expected from our recent product introductions, we are very confident that we will achieve our target KPI; that is, 20% sales growth year-over-year in a stable telecommunications market.

GROSS MARGIN

     Gross margin amounted to 56.2% of sales for the three months ended May 31, 2005, compared to 52.9% for the same period last year.

     Gross margin amounted to 54.7% of sales for the nine months ended May 31, 2005, compared to 53.1% for the same period last year.

     The increase in our gross margin both on a quarterly and year-to-date basis can be explained by the following factors. First, we were able to reduce our cost of goods sold by negociating lower purchasing prices for various commodities we buy. In addition, the significant rise in sales resulted in an increase in manufacturing activities allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation actions in fiscal 2004 and cost-reduction programs allowed us to improve our gross margin. Also, the shift in the geographic distribution of our sales resulted in more sales made to the Americas’ market, where gross margins tend to be higher as we sell directly to the customers. However, a stronger Canadian dollar, compared to the US dollar, prevented us from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. In addition, a different customer mix and pricing pressure observed in fiscal 2005 also prevented us from further improving our gross margin.

     Considering the 54.7% gross margin reached so far in fiscal 2005, the modest growth in the telecommunications industry, our cost-reduction programs, our tight control on operating costs as well as our expected sales growth, we believe our gross margin will improve in fiscal 2005, compared to 2004. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, any further increase in the strength of the Canadian dollar in the upcoming quarters will have a negative impact on our gross margin. Finally, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

SELLING AND ADMINISTRATIVE

     For the three months ended May 31, 2005, selling and administrative expenses were $8.6 million, or 32.7% of sales, compared to $6.9 million, or 33.9% of sales for the same period last year.

     For the nine months ended May 31, 2005, selling and administrative expenses were $23.7 million, or 33.4% of sales, compared to $19.5 million, or 36.7% of sales for the same period last year.

     The increase in our selling and administrative expenses in dollars, both on a quarterly and year-to-date basis, is mainly related to the significant increase in our sales, which caused our commission expenses to increase year-over-year, especially due to the sales increase within the Americas’ market; the increase is also due to higher sales and marketing expenditures (including head-counts), resulting from our strategic decision to expand the sales organization to better leverage the various leading technologies developed over the past fiscal years. In addition, a stronger Canadian dollar, compared to the US dollar year-over-year, further increased our selling and administrative expenses, as more than half of our selling and administrative expenses are incurred in Canadian dollars. Furthermore, stock-based compensation costs were higher in fiscal 2005 than in 2004, further increasing our selling and administrative expenses year-over-year. However, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures and the consolidation of our Photonics and Life Sciences Division.

     For the upcoming quarters, we expect our selling and administrative expenses to increase in dollars, while slightly decreasing as a percentage of sales. In particular, we expect our commission expenses to increase as sales volume increases. Also, considering our goal of becoming the leading player in the telecom test and measurement space, we will continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar will also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

     For the three months ended May 31, 2005, gross research and development expenses totaled $4.1 million, or 15.7% of sales, compared to $4.2 million, or 20.4% of sales for the same period last year.

     For the nine months ended May 31, 2005, gross research and development expenses totaled $11.7 million, or 16.5% of sales, compared to $12.0 million, or 22.6% of sales for the same period last year.

     The decrease in our gross research and development expenses in dollars is mainly attributable to the consolidation of our Photonics and Life Sciences Division activities, as we refocused our R&D activities in this division based on our strategy to leverage existing telecom technologies. Also, mix and timing of R&D projects can explain the decrease in gross research and development expenses for both periods.

     On the other hand, in fiscal 2005, most of our gross research and development expenses were incurred in Canadian dollars as we have consolidated most of our R&D activities in Canada. Consequently, the significant increase in the strength of the Canadian dollar, compared to the US dollar year-over-year caused our gross research and development expenses to increase.

     The decrease in gross research and development expenses as a percentage of sales is directly related to the significant increase in our sales year-over-year.

     For the three months ended May 31, 2005, tax credits and from the Canadian federal and provincial governments for research and development activities were $771,000, or 18.7% of gross research and development expenses, compared to $855,000, or 20.5% of gross research and development expenses for the same period last year. For the nine months ended May 31, 2005, these tax credits were $2.8 million, or 24.1% of gross research and development expenses, compared to $2.4 million, or 19.9% of gross research and development expenses for the same period last year.

     The decrease in our tax credits in the third quarter of fiscal 2005, compared to the same period last year, is directly related to the decrease in our gross research and development expenses quarter-over-quarter. The increase in our tax credits for the nine months ended May 31, 2005, compared to the same period last year, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year. Following the consolidation of our R&D activities in Canada, we incurred most of our R&D expenses in Canada, where we are entitled to R&D tax credits.

     We still invested significantly in research and development activities in the first three quarters of fiscal 2005, mainly in our Telecom Division, as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of the company.

     For the first three quarters of fiscal 2005, 45% of our sales originated from products that have been on the market for two years or less, which is in line with our objective for fiscal 2005 (45%). With one quarter left in 2005, we remain confident that we will achieve our KPI of 45% for fiscal 2005, thanks to the 20 new products brought to the market place in fiscal 2004 –

several of which were released in the second half of the fiscal year – and the 13 new ones lauched so far in fiscal 2005.

     We expect to continue investing significantly in research and development activities in the upcoming quarters, reflecting our focus on innovation, our desire to gain market share and our goal of exceeding customer needs and expectations.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

     For the three months ended May 31, 2005, amortization of property, plant and equipment was $1.1 million, compared to $1.2 million for the same period last year. For the nine months ended May 31, 2005, amortization expenses amounted to $3.2 million, compared to $3.8 million for the same period last year. The decrease in amortization expenses in fiscal 2005, compared to 2004, despite the significant increase in the strength of the Canadian dollar compared to the US dollar, is mainly due to the fact that some of our property, plant and equipment became fully amortized during fiscal 2004.

RESTRUCTURING CHARGES

     For the three and the nine months ended May 31, 2005, restructuring charges amounted to $38,000 and $292,000, respectively. During these periods, we recorded $38,000 and $482,000, respectively, in conjunction with the consolidation of our Photonics and Life Sciences Division. This consolidation process, which is completed, started in the last quarter of fiscal 2004. Also, in the second quarter of fiscal 2005, we recorded adjustments of $190,000 to reverse accrued expenses related to our 2003 restructuring plan because actual expenses were lower than expected. During the corresponding periods of 2004, we had no restructuring charges.

INTEREST AND OTHER INCOME

     For the three months ended May 31, 2005, interest and other income amounted to $617,000 compared to $398,000 for the same period last year. During the third quarter of fiscal 2005, our interest income was higher than the corresponding period of 2004, mainly because of the increase in our cash position due to cash flows from operating activities and the increase in interest rates.

     For the nine months ended May 31, 2005, interest and other income amounted to $2.0 million compared to $1.1 million for the same period last year. The increase in interest income year-over-year is due in part to the increase in our cash position following our public offering in February 2004, the cash flows from operating activities and the increase in interest rates. Also, in fiscal 2005, we recovered R&D tax credits earned in previous years and we were granted $249,000 in interest by the tax authorities.

FOREIGN EXCHANGE GAIN (LOSS)

     For the three months ended May 31, 2005, the foreign exchange loss amounted to $57,000 compared to a foreign exchange gain of $167,000 for the same period last year.

     Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the three months ended May 31, 2005, the Canadian dollar value remained relatively stable compared to the US dollar, resulting in a slight foreign exchange loss during the quarter. During the same period last year, the Canadian dollar value decreased significantly compared to the US dollar, resulting in a significant foreign exchange gain during that period.

     For the nine months ended May 31, 2005, the foreign exchange loss amounted to $829,000 compared to a foreign exchange gain of $124,000 for the same period last year. The significant exchange loss recorded during the nine months ended May 31, 2005 is the result of the significant and rapid increase in the value of the Canadian dollar compared to the US dollar, which mainly occurred in the first quarter of fiscal 2005, resulting in a significant foreign exchange loss during that period. During the same period last year, the Canadian dollar value remained relatively stable, resulting in a slight exchange gain during that period. Higher levels of activity in fiscal 2005, compared to 2004, further increased the exchange loss in 2005.

     We manage our exposure to currency risk with forward exchange contracts. In addition, some of our operating activities are denominated in currencies other than the Canadian dollar, which further hedges this risk. However, any further increase in the value of the Canadian dollar, compared to the US dollar, will have a negative impact on our operating results.

INCOME TAXES

     For the three months ended May 31, 2005, we recorded an income tax expense of $793,000 compared to an income tax recovery of $135,000 for the same period last year. For the nine months ended May 31, 2005, we recorded an income tax expense of $2.2 million compared to an income tax recovery of $1.2 million for the same period last year.

     The income tax expense recorded in fiscal 2005 represents income taxes payable in some specific tax jurisdictions, which, at the Canadian federal level, are reduced by research and development tax credits that are recorded against gross research and development expenses.

     The income tax recovery recorded during the nine months ended May 31, 2004 was mainly due to the recovery, during the first quarter of 2004, of $1.4 million in income taxes paid in previous periods following the receipt of a tax assessment.

     Since fiscal 2003, we have been recording a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates.

NET EARNINGS (LOSS) AND PRO FORMA NET EARNINGS (LOSS)

     Net earnings amounted to $276,000 for the three months ended May 31, 2005, compared to a net loss of $1.2 million for the same period last year. In terms of per share amounts, we recorded net earnings of nil in the third quarter of fiscal 2005, compared to a net loss of $0.02 for the same period last year.

     Net loss amounted to $2.1 million and $6.1 million for the nine months ended May 31, 2005 and 2004, respectively. In terms of per share amounts, we recorded a net loss of $0.03 and $0.09 for the nine months ended May 31, 2005 and 2004, respectively.

     Also, as a measure to assess financial performance, we use pro forma net earnings (loss) and pro forma net earnings (loss) per share. Pro forma net earnings (loss) represent net earnings (loss) excluding stock-based compensation costs, amortization of intangible assets, restructuring charges as well as unusual tax recoveries.

     Pro forma net earnings amounted to $1.8 million for the three months ended May 31, 2005, compared to $273,000 for the same period last year. In terms of pro forma per share amounts, we recorded net earnings of $0.03 and nil for the three months ended May 31, 2005 and 2004, respectively.

     For the nine months ended May 31, 2005, pro forma net earnings amounted to $2.5 million or $0.04 per share, compared to a pro forma net loss of $3.4 million, or $0.05 per share for the same period last year.

     Pro forma net earnings (loss) are reconciled as follows:

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	May 31,	May 31,	May 31,	May 31,
	2005	2005	2004	2004
	(unaudited)		(unaudited)
Net earnings (loss) for the period in accordance with GAAP	$276	$(2,088)	$(1,188)	$(6,081)

Pro forma adjustments:

Stock-based compensation costs	294	675	200	289
Amortization of intangible assets	1,191	3,638	1,261	3,837
Restructuring charges	38	292	—	—
Unusual tax recovery	—	—	—	(1,406)

Pro forma net earnings (loss) for the period	$1,799	$2,517	$273	$(3,361)

Basic and diluted net earnings (loss) per share	$—	$(0.03)	$(0.02)	$(0.09)
Basic and diluted pro forma net earnings (loss) per share	$0.03	$0.04	$—	$(0.05)

     One of the three main objectives of our fiscal 2005 strategic plan was to maximize profitability. We believe that such an objective can be achieved by being profitable on a pro forma basis. As shown above, for the first three quarters of fiscal 2005, we reported pro forma net earnings of $2.5 million, which is a step in the right direction.

     We disclose pro forma financial data in order to provide supplemental information regarding our results of operations and to enhance our investors’ overall understanding of our core financial performance and our prospects for the future. We believe that our investors benefit from seeing our results through the eyes of management in addition to seeing the GAAP information. This non-GAAP information facilitates management’s comparison of current results with the company’s historical results of operations and strategic plan and with those of our peers. This information is not in accordance with, or an alternative to, GAAP and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net earnings (loss). As a result, our pro forma net earnings (loss) may not be comparable to similarly titled measures reported by other companies.

LIQUIDITY AND CAPITAL RESOURCES

     We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

     As at May 31, 2005, cash and short-term investments consisted of $100.7 million, while our working capital was at $125.9 million. During the third quarter of fiscal 2005, our cash and short-term investments increased $1.9 million due to cash flows from operating activities of $3.8 million. However, this increase in cash and short-term investments was mostly offset by an unrealized foreign exchange loss of $1.6 million on cash and short-term investments, as the Canadian dollar dropped slightly this quarter, and by the cash payments for the purchase of property, plant and equipment of $403,000. The unrealized foreign exchange loss resulted from the translation in US dollars of our Canadian-dollar-denominated cash and short-term investments, and was recorded in the cumulative translation adjustment in the balance sheet.

     We believe that our cash balances and short-term investments, combined with an available line of credit of $1.6 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

Operating Activities

     Cash flows provided by operating activities were $3.8 million for the three months ended May 31, 2005, compared to $605,000 for the same period last year. Cash flows provided by operating activities in the third quarter of fiscal 2005 were mainly attributable to the net earnings after items not affecting cash of $2.9 million and the positive net change in non-cash operating items of $900,000. During the third quarter of 2005, our income taxes and tax credits recoverable decreased $2.8 million. In addition, our accounts payable and accrued liabilities increased $686,000. However, during that same period, our accounts receivable increased $1.1 million and our inventories increased $1.4 million.

     Cash flows provided by operating activities were $8.5 million for the nine months ended May 31, 2005, compared to cash flows used of $762,000 for the same period last year. Cash flows provided by operating activities for the the nine months ended May 31, 2005, were mainly attributable to the net earnings after items not affecting cash of $6.6 million and the positive net change in non-cash operating items of $1.9 million. During the nine months ended May 31, 2005, our income taxes and tax credits recoverable decreased $5.1 million. Also, our accounts payable and accrued liabilities increased $1.1 million. On the other hand, our accounts receivable increased $1.2 million and our inventories increased $3.3 million.

     For the three- and the nine-month periods ended May 31, 2005, our income taxes and tax credits recoverable decreased following the recovery of tax credits earned in previous years. During these same periods, our accounts payable and accrued liabilities increased due to the increased level of activities, our accounts receivable increased due to the increased sales volume and our inventories increased in order to sustain our increased sales activities.

Investing Activities

     Cash flows used by investing activities were $4.1 million for the three months ended May 31, 2005, compared to cash flows provided of $160,000 for the same period last year. In the third quarter of fiscal 2005, we acquired $3.7 million worth of short-term investments with cash flows from operating activities and paid $403,000 for the purchase of property, plant and equipment. For the corresponding period last year, we disposed $398,000 worth of short-term investments and paid $238,000 for the purchase of property, plant and equipment.

     Cash flows used by investing activities were $10.3 million for the nine months ended May 31, 2005, compared to $28.8 million for the same period last year. During the nine months ended May 31, 2005, we acquired $9.1 million worth of short-term investments with cash flows from operating activities and cash on-hand and paid $1.2 million for the purchase of property, plant and equipment. For the corresponding period last year, we acquired $28.0 million worth of short-term investments with the net proceeds of the public offering and paid $814,000 for the purchase of property, plant and equipment.

FORWARD EXCHANGE CONTRACTS

     We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

     Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

     As at May 31, 2005, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

	Contractual	Weighted average
Expiry dates:	amounts	contractual forward rates
June 2005 to August 2005	$6,400	1.3128
September 2005 to November 2007	33,600	1.2600

     As at May 31, 2005, these forward exchange contracts generated deferred unrealized gains of US$ 558,000. Deferred unrealized gains were calculated using an exchange rate of Cdn$1.2510 = US$1.00 as at May 31, 2005.

CONTINGENCY

     As discussed in note 8 to our interim consolidated financial statements, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO’s stock in the after-market.

     In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company’s insurance carriers.

     On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. If the parties are able to agree upon the required modifications, and such modifications are acceptable to the court, notice will be given to all class members of the settlement, a “fairness” hearing will be held and if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement will be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in our interim consolidated financial statements as at May 31, 2005.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

     As at June 28, 2005, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each and 30,659,274 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Stock option plan

     During the second quarter of fiscal 2005, EXFO amended its stock option plan to include the award of Restricted Stock Units (RSUs). Each RSU entitles employees to receive one subordinate voting share without consideration on the vesting dates established by the Board of Directors of EXFO, subject to a minimum term of three years and a maximum term of ten years from the award date. RSUs granted under the plan expire, at the latest, ten years from the date of grant. The aggregate number of subordinate voting shares covered by RSUs granted under the stock option plan was 176,185 as at May 31, 2005. In addition, the aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,795,659 as at May 31, 2005. The weighted average exercise price of those stock options was $12.97 compared to the market price of $3.93 per share as at May 31, 2005.

     Finally, during the second quarter of fiscal 2005, EXFO established a Deferred Stock Unit (DSUs) plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company. The aggregate number of subordinate voting shares covered by DSUs granted under the plan was 17,892 as at May 31, 2005.

     The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at May 31, 2005:

			Weighted
		% of issued	average
		and	exercise
Stock Option	Number	outstanding	price
Chairman of the Board, President and CEO (one individual)	168,424	6%	$9.34
Board of Directors (five individuals)	194,375	7%	$6.23
Management and Corporate Officers (eight individuals)	338,091	12%	$14.45

	700,890	25%	$10.94

		% of issued
		and
Restricted Stock Units	Number	outstanding
Chairman of the Board, President and CEO (one individual)	13,089	7%
Management and Corporate Officers (eight individuals)	151,096	86%

	164,185	93%

		% of issued
		and
Deferred Stock Units	Number	outstanding
Board of Directors (five individuals)	17,892	100%

RISKS AND UNCERTAINTIES

     Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

     Firstly, we are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses, as well as our foreign exchange loss, to increase. Any further increase in the value of the Canadian dollar in the coming months will negatively affect our results of operations.

     Secondly, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

     In addition, during the last few quarters, we experienced unusual sales concentration with a U.S.-based Tier-1 telecom carrier. Although we believe this sales concentration is largely due to our leadership position in the FTTx test market, orders from this customer can fluctuate in upcoming quarters, depending on the carrier’s deployment needs, products requirements and schedule.

     Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

     Also, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

     The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

     For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.